UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDEPENDENCE BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45338E 10 7

(CUSIP Number)

Martha L. Long, Chief Financial Officer

c/o Independence Bancshares, Inc.

500 East Washington Street

Greenville, South Carolina 29601

864-672-1776

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Baird Hageman & Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,562,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,562,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Gordon A. Baird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,562,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,562,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer

This statement on Schedule 13D relates to shares of common stock (“Common Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Company”).  The principal executive offices of the Company are located at 500 East Washington Street, Greenville, South Carolina 29601.

Item 2.

Identity and Background

This Schedule 13D is being filed by Gordon A. Baird and Baird Hageman & Co., LLC (“Baird Hageman” and together with Mr. Baird, the “Reporting Persons”).  The Reporting Persons business address is 500 East Washington Street, Greenville, South Carolina 29601.  Mr. Baird is an authorized member of the Members Board of Baird Hageman and, therefore, Mr. Baird is in a position to determine the investment and voting decisions made by Baird Hageman.  Mr. Baird’s principal occupation is the President and Chief Executive Officer of the Company.  Mr. Baird is a citizen of the United States.

During the last five years, Mr. Baird has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Baird has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

On December 31, 2012, Baird Hageman purchased 1,562,500 shares of Common Stock of the Company in a private offering for a total of $1,250,000 in cash.  The shares of Common Stock were purchased by Baird Hageman with working capital.

Item 4.

Purpose of Transaction

The disclosure provided in Items 1 and 3 of this Schedule 13D is incorporated into this Item 4 by reference.

The Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)-(b)

As of December 31, 2012, the Company had 18,965,010 shares of Common Stock issued and outstanding.  Baird Hageman possesses shared and voting dispositive power and beneficially owns 1,562,500 shares of the Common Stock, representing 7.9% of the outstanding Common Stock.  Because Mr. Baird serves as the authorized member of the Members Board of Baird Hageman, Mr. Baird may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by Baird Hageman or 81,562,500 shares, or 7.9%, of the outstanding Common Stock.

(c)

The only transaction effected by the Reporting Persons in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days is described in Item 3 of this Schedule 13D.

(d)

Other than the Reporting Persons and Alvin Hageman, another authorized member of the Members Board of Baird Hageman, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Baird and any other individual or entity.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated January 9, 2013 by and between Baird Hageman & Co., LLC and Gordon A. Baird.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 9, 2013

Baird Hageman & Co., LLC

By: /s/ Gordon A. Baird
Gordon A. Baird, an authorized member of the Members Board

/s/ Gordon A. Baird
Gordon A. Baird

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  January 9, 2013

Baird Hageman & Co., LLC

By: /s/ Gordon A. Baird
Gordon A. Baird, an authorized member of the Members Board

/s/ Gordon A. Baird
Gordon A. Baird